

May 15, 2023

Paul Galvin
Chief Executive Officer
Safe & Green Development Corp
5011 Gate Parkway
Building 100, Suite 100
Jacksonville, FL 32256

> **Re: Safe & Green Development Corp**
> **Amendment No. 2 to Form 10-12B**
> **Filed May 1, 2023**
> **File No. 001-41581**

Dear Paul Galvin:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-12B

Risk Factors, page 13

1.　　We reissue comment 1. We note that you have made minority interests in two LLCs and that you may make other minority investments. Therefore, please provide risk factor disclosure regarding the risk that you may be required to comply with the registration requirements of the Investment Company Act of 1940, or provide a detailed analysis as to why you believe this is not a material risk to the company.

Business, page 44

2.　　We note your response to comment 4 and reissue. Please provide clear and specific disclosure of any conflicts of interest that may exist after the distribution based upon the numerous arrangements and/or agreements between the parties. We note that a company through which you own a 10% non-dilutable interest is obligated to hire SG Echo, so long as they are offering their services at a price that is within 5% of all arm's length bona fide bids. We note that this obligation could relate to this entity paying a higher price than you could obtain from an unrelated third party. Please add risk factor disclosure to address the risks associated with conflicts of interest.

3. We note your response to comment 5. We note your disclosure regarding anticipated development of a factory. Please disclose the anticipated cost to you to develop the factory and clarify how you plan to fund this endeavor.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Leslie Marlow, Esq.